United States securities and exchange commission logo





                          November 14, 2022

       Brian McKelligon
       Chief Executive Officer
       Akoya Biosciences, Inc.
       100 Campus Drive, 6th Floor
       Marlborough, MA 01752

                                                        Re: Akoya Biosciences,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 7,
2022
                                                            File No. 333-268214

       Dear Brian McKelligon:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Benjamin
Richie at 202-551-7857 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Patrick J. O'Malley,
Esq.